Exhibit 99.1

Summary of Consolidated Financial Results

For the Three-Month Period Ended June 30, 2019

[Japanese GAAP]

August 14, 2019

Company name:	FRONTEO, Inc.
Stock exchange listing:	Tokyo Stock Exchange
Stock code:	2158
URL:	https://www.fronteo.com/
Representative:	Masahiro Morimoto, Chief Executive Officer and Chairman of the Board
Contact:	Tomohiro Uesugi, Chief Financial Officer
Tel:	+81-3-5463-6344
Scheduled date of filing Quarterly Financial Report:	August 14, 2019
Scheduled date of commencement of dividend payment:	–
Supplementary materials for the quarterly financial results:	Yes
Briefing on the quarterly financial results:	No

(Amounts of less than one million yen are rounded down to the nearest million yen)

1.   Consolidated Financial Results for the Three-Month Period Ended June 30, 2019 (from April 1, 2019 to June 30, 2019)

(1)     Consolidated results of operations

(Percentage figures represent changes from the same period in the previous year)

Three-month	Net sales		Operating income (loss)		Ordinary income (loss)		Net income (loss) attributable to owners of the parent
period ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
June 30, 2019	2,583	(6.3)	(444)	—	(479)	—	(444)	—
June 30, 2018	2,756	2.9	158	—	222	—	139	—

Note:    Comprehensive income

Three-month period ended June 30, 2019      ¥(601) million [—%]

Three-month period ended June 30, 2018      ¥172 million [—%]

Three-month	Net income (loss) per share (basic)	Net income per share (diluted)
period ended	Yen	Yen
June 30, 2019	(11.65)	—
June 30, 2018	3.66	3.61

(2)     Consolidated financial position

	Total assets	Net assets	Equity ratio
As of	Millions of yen	Millions of yen	%
June 30, 2019	12,872	3,867	28.0
March 31, 2019	13,442	4,622	32.3

Reference: Equity

As of June 30, 2019	¥3,609 million
As of March 31, 2019	¥4,344 million

2.   Dividends

	Dividend per share
	End of the three-month period	End of the six-month period	End of the nine-month period	End of the year	Total
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2019	—	0.00	—	3.00	3.00
Year ending March 31, 2020	—
Year ending March 31, 2020 (Forecast)		0.00	—	3.00	3.00

Note: Changes from the latest dividend forecasts: None

3.   Consolidated Forecasts for the Year Ending March 31, 2020 (from April 1, 2019 to March 31, 2020)

(Percentages represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income attributable to owners of the parent		Net income per share
For the year ending	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
March 31, 2020	11,600	3.0	200	(18.2)	116	(42.9)	10	(80.9)	0.26

Note: Changes from the latest consolidated forecasts: None

Notes:

(1)     Changes in significant subsidiaries during the three-month period ended June 30, 2019 (changes in the scope of consolidation): None

(2)     Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements: Yes

(3)     Changes in accounting policies, changes in accounting estimates, and restatements

1) Changes in accounting policies associated with the revision of accounting standards:	Yes
2) Changes in accounting policies other than the 1) above:	None
3) Changes in accounting estimates:	None
4) Restatements:	None

(4)     Number of issued and outstanding shares (common stock)

1)  Number of issued and outstanding shares (including treasury stock)

As of June 30, 2019:	38,149,862 shares
As of March 31, 2019:	38,123,862 shares

2)  Number of treasury stock

As of June 30, 2019:	696 shares
As of March 31, 2019:	696 shares

3)  Average number of issued and outstanding shares during the three-month period ended

June 30, 2019:	38,132,481 shares
June 30, 2018:	38,044,623 shares

*      This summary of quarterly consolidated financial results falls outside the scope of quarterly review procedures to be performed by certified public accountants or an audit firm.

*      Explanations concerning the appropriate use of the forecasts for results of operations and other special matters

•      The forecasts for results of operations in this report are based on information currently available to FRONTEO, Inc. (the “Company”) and assumptions determined to be reasonable, and are not intended to assure achievement of the Company’s operations. Actual results may differ significantly from the forecasts due to various factors.

Table of Contents of Attachment

1.	Qualitative Information on Financial Results for the Three-Month Period Ended June 30, 2019	2

	(1) Explanations regarding the operating results	2

	(2) Explanations regarding the consolidated financial position	5

	(3) Explanations regarding the forecasts for the consolidated financial results	5

2.	Quarterly Consolidated Financial Statements	6

	(1) Quarterly consolidated balance sheets	6

	(2) Quarterly consolidated statements of income and consolidated statements of comprehensive income	8

	(3) Notes to the quarterly consolidated financial statements	10

	Going concern assumptions	10

	Significant changes in shareholders’ equity	10

	Specific accounting treatments for the preparation of the quarterly consolidated financial statements	10

	Changes in accounting polices	10

	Segment information	11

	Significant subsequent events	12

1.        Qualitative Information on Financial Results for the Three-Month Period Ended June 30, 2019

(1)     Explanation regarding the operating results

The Company and its consolidated subsidiaries (the “Group”) operate in accordance with their mission of “Being a Bright Value Creator—providing solutions to unearth risks and opportunities buried deep within data to bring fairness into an information society.” Making full use of the Group’s sophisticated information analysis technologies, particularly a proprietary artificial intelligence (AI)-based search engine called KIBIT and Concept Encoder (CE), the Group has been contributing to the creation of an environment where users can obtain essential and appropriate information and to solve challenges faced by society in a wide array of fields, from the Group’s founding business of international litigation support and fraud investigation services to other businesses, including manufacturing, finance, retail, logistics and healthcare.

In the “LegalTech AI business”, the eDiscovery market (comprised of contracts with companies in Asia) is expected to continue to expand at approximately 15% annually (Mordor Intelligence “Global e-Discovery Market 2017-2023”). This is primarily driven by a continuous increase in the volume of electronically-stored information held by companies subject to the eDiscovery process. Meanwhile, the pressure for lower prices of analysis service per data volume increases each year, which has led a number of vendors to suffer from unprofitable projects. Under such circumstances, the competition among vendors to win large and profitable projects has become fierce. As a result, some eDiscovery vendors outsource their review process, which has high labor costs and low profit margins, to subcontractors.

The review process is a step that requires a substantial amount of time due to trends of increasing data volume and incurs 70% of the total eDiscovery process costs. Naturally, an improvement in efficiency by use of technologies is being sought by the market, and the Company sees this need as a substantial opportunity for its business. In addition, a Technology Assisted Review (TAR) is known to significantly reduce the number of documents that need review, and guidelines (Bolch Judicial Institute, Duke Law School “Technology Assisted Review (TAR) Guidelines”) for the use of TAR have been issued in the U.S. The guidelines define key TAR terms, explain the TAR process and examples of the use of TAR and stipulate key decision points in the application of TAR by law firms and user entities. The guidelines also recommend the use of technology in the review process.

In response to these changes in the environment, the Company released “KIBIT Automator,” an AI review tool, in March 2019 and has been promoting its document review services using the tool. As a result, the Company achieved some promising results, including cases where only AI reviews are required without any human checks so that a human reviewer is able to review the remaining documents, while still maintaining the same quality as traditional reviews carried out by humans.

In the fiscal year ended March 31, 2019, the Group originally set the goal of reinforcing its sales force; however, the Company’s subsidiaries in the U.S. are having a particularly hard time meeting this goal and contributing to sales growth. In the U.S., which is one of leading countries in the legal tech market, discretion to select vendors was historically given mainly to law firms, although there was a general idea in the market that companies should take initiative in selecting their own vendors. However, as stated above, given the increasing financial and time burden due to the surge in data volume, more companies are now seeking technology-based solutions on their own and are thereby actively involved in selecting vendors themselves. In these circumstances, many vendors have boosted their sales and marketing activities and have gone directly to their customers to win orders, while the Company’s subsidiaries in the U.S. are falling behind in this competitive market. As a result, the Group recorded lower sales and an operating loss for the three-month period ended June 30, 2019 in the LegalTech AI business.

Going forward, the Group is committed to capturing new business opportunities by securing potential projects and winning new contracts and improving its sales with rapid improvements in organizational power through continuing promotional activities of “KIBIT Automator,” proposal of solutions that can be implemented by customers in their daily operations, enhancement of senior management in marketing and sales, promotion of technology marketing and revitalization of diversified operating activities.

In the AI Solution business, the Group performed well in Japan in the fields of business intelligence and healthcare. As a result, the number of companies that have implemented the Company’s AI products increased to 184 (1.6 times year on year) in the AI Solution business, and net sales in the overall AI Solution business for the three-month period ended June 30, 2019, increased steadily by 88.2% year on year.

In the AI market in Japan, companies’ willingness to invest in AI has been growing, supported by “Work style reform,” measures by the Japanese government aimed at improving productivity and labor automation in the context of a working population that is expected to decrease. Also, recently, compliance with laws and regulations has been placing a heavier burden on companies, creating more need for “Regtech” which enables companies to comply with various laws and regulations using information technology.

The Company has been actively selling “KIBIT advertisement examination solution” services and other products that enable companies to comply with the Act against Unjustifiable Premiums and Misleading Representations and Financial Instruments and Exchange Act to meet such customers’ needs. The Company will continue to focus on this prospective growing field.

In the healthcare field, the Group has begun to provide the “Drug Discovery Support AI System” using a new AI-based search engine featuring objectivity, transparency and reproducibility called “Concept Encoder (CE).”

The Drug Discovery Support AI system, which is based on the “New Candidate Medications Discovery” technology launched in November 2018 and provides a cloud service by packaging databases, including literature and gene expression information, in advance, allows researchers at pharmaceutical companies to discover candidate chemical compounds more efficiently and quickly.

With existing dictionary or grammar learning-based AI, which has been used in the past in the analysis of papers, researchers needed to have knowledge of coding before use and had to continually update sets of words and meanings included in databases. Initial trials and proof of concept took several months and required large budgets. On the other hand, the Drug Discovery Support AI system has databases containing 14 million papers on diseases and genes and public data of 1.7 million cases, which are essential in the process of drug discovery research, and these databases can be searched and analyzed immediately, as CE has already learned them. When adopting the Drug Discovery Support AI system on-premises, it is not necessary to install large-scale equipment, such as a super computer, since this support AI system can run even on servers costing a few million yen.

The Group will continue to utilize the strength of CE that enables natural language processing by statistical procedures that is essential for Evidence-Based Medicine and promote the utilization of big data and the delivery of solutions in the healthcare field.

In its consolidated operating results for the three-month period ended June 30, 2019, the Group recorded net sales of 2,583,304 thousand yen (a 6.3% decrease year-on-year), operating loss of 444,479 thousand yen (operating income of 158,860 thousand yen for the same period in the previous year), ordinary loss of 479,243 thousand yen (ordinary income of 222,350 thousand yen for the same period in the previous year), and net loss attributable to owners of the parent of 444,263 thousand yen (net income attributable to owners of the parent of 139,411 thousand yen for the same period in the previous year). The Group’s operating results underperformed compared with the same period in the previous year.

The following is an overview of the financial results of each business segment for the three-month period ended June 30, 2019:

LegalTech AI business

1)                 eDiscovery services

Net sales from eDiscovery services were 2,128,175 thousand yen, a decrease of 16.0% from the same period in the previous year. The decrease reflects a delayed response by the Group, particularly by the U.S. subsidiaries, to the change in business trends. Previously, law firms were given a discretion to select an e-discovery service provider, but now, it is their clients, who are highly conscious of the quality of services provided and costs, that select a service provider.

2)                 Forensic services

Net sales from forensic services were 175,012 thousand yen, an increase of 133.5% from the same period in the previous year, due to winning large-scale investigation projects that utilize AI technology in Japan, such as investigation support for third-party committees and increases in the number of projects related to the forensic investigation services for payment cards and consulting services.

As a result, net sales of the LegalTech AI business were 2,303,187 thousand yen, a decrease of 11.7% from the same period in the previous year. As shown in the segment information section below, the LegalTech AI business recorded operating loss of 357,075 thousand yen mainly due to a decrease in document process sales with high profit margin and an increase in personnel expenses due to hiring of senior management-level personnel during the period (operating income of 237,083 thousand yen for the same period in the previous year).

Overview of net sales by service type is as follows:

(Thousands of yen)

Service type		Total
1. eDiscovery services	Review	706,945
		(651,348)
	Collection and Process	378,030
		(613,112)
	Hosting	1,044,199
		(1,267,797)
	Total	2,128,175
		(2,532,258)
2. Forensic services		175,012
		(74,941)
Total net sales for the LegalTech AI business		2,303,187
		(2,607,199)

The amounts in parentheses are net sales for the same period in the previous year.

Overview of net sales by country of residence of customers is as follows:

(Thousands of yen)

Country of residence of customers	Total
Japan and other countries in Asia	1,191,405
(1,212,820)
United States and Europe	1,111,782
(1,394,379)
Total net sales of the LegalTech AI business	2,303,187
(2,607,199)

The amounts in parentheses are net sales for the same period in the previous year.

AI Solution business

The AI Solution business grew steadily, supported by an increase in large-scale projects and the number of companies that introduced AI products in both the business intelligence field and healthcare field. As a result, net sales from the AI Solution business were 280,116 thousand yen, an increase of 88.2% from the same period in the previous year. Nevertheless, an increase in indirect and other costs associated with net sales growth led to operating loss of 87,403 thousand yen (operating loss of 78,223 thousand yen for the same period in the previous year). The AI Solution business includes expenses related to back-office divisions of the Company of 75,998 thousand yen.

Overview of net sales by service type is as follows:

(Thousands of yen)

Service type		Total
AI Solution business	Business intelligence	247,390
		(133,158)
	Healthcare	28,400
		(12,529)
	AI Solution-overseas	4,325
		(3,112)
Total net sales from the AI Solution business		280,116
		(148,801)

The amounts in parentheses are net sales for the same period in the previous year.

(2)     Explanations regarding the consolidated financial position

(Assets)

Total assets decreased by 570,331 thousand yen to 12,872,293 thousand yen compared with the end of the previous year.

Current assets decreased by 331,778 thousand yen to 6,531,040 thousand yen compared with the end of the previous year. This was mainly attributable to the net effect of an increase in payments of 93,658 thousand yen in the suspense account and an increase of 354,571 thousand yen in prepaid expenses under “Other”, a decrease of 512,627 thousand yen in cash and deposits due to payments made on a temporary basis and a decrease of 257,803 thousand yen in notes and accounts receivable-trade affected by decreased sales.

Noncurrent assets decreased by 238,553 thousand yen to 6,341,252 thousand yen compared with the end of the previous year. This was mainly attributable to a decrease of 20,845 thousand yen in software due to amortization, a decrease of 91,049 thousand yen in goodwill due to the effects of foreign currency exchange rates and amortization and a decrease of 112,500 thousand yen in investment securities due to a decrease in the fair value of stocks held.

(Liabilities)

Total liabilities increased by 184,287 thousand yen to 9,004,911 thousand yen compared with the end of the previous year.

Current liabilities increased by 569,517 thousand yen to 5,316,917 thousand yen compared with the end of the previous year. This was mainly attributable to an increase of 600,000 thousand yen in short-term loans payable due to new borrowings and an increase of 85,870 thousand yen in accounts payable-other due to dividends payable, which were partially offset by a decrease of 76,577 thousand yen in accounts payable and a decrease of 36,293 thousand yen in income taxes payable.

Noncurrent liabilities decreased by 385,229 thousand yen to 3,687,994 thousand yen compared with the end of the previous year. This was mainly attributable to a decrease of 315,109 thousand yen in long-term loans payable due to repayments and a decrease of 47,087 thousand yen in deferred tax liabilities due mainly to valuation difference on available-for-sale securities.

(Net Assets)

Total net assets decreased by 754,619 thousand yen to 3,867,381 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 591,868 thousand yen in retained earnings due to the payment of dividends and net loss attributable to owners of the parent, a decrease of 116,869 thousand yen in foreign currency translation adjustment and a decrease of 44,817 thousand yen in valuation difference on available-for-sale securities.

(3)     Explanations regarding the forecasts for the consolidated financial results

No adjustments have been made to the consolidated operating forecasts for the year ending March 31, 2020, announced on May 15, 2019.

Note:      The operating forecasts are based on information currently available to the Company and contain uncertainties. Actual operating results may differ from the forecasts due to various factors.

2.              Quarterly Consolidated Financial Statements

(1)     Quarterly consolidated balance sheets

(Thousands of yen)

	As of March 31, 2019	As of June 30, 2019
Assets
Current assets
Cash and deposits	3,926,008	3,413,381
Notes and accounts receivable-trade	2,666,605	2,408,802
Merchandise	1,051	1,778
Supplies	2,826	3,281
Other	351,042	798,594
Allowance for doubtful accounts	(84,715)	(94,797)
Total current assets	6,862,818	6,531,040
Noncurrent assets
Property, plant, and equipment
Buildings and structures, net	145,194	139,818
Vehicles, net	1,952	1,528
Tools, furniture, and fixtures, net	483,269	474,689
Leased assets, net	100,498	80,832
Other, net	12,549	12,187
Total property, plant, and equipment	743,464	709,056
Intangible assets
Software	878,980	858,135
Goodwill	1,733,991	1,642,941
Customer-related assets	1,599,671	1,517,942
Other	326,763	433,008
Total intangible assets	4,539,406	4,452,027
Investments and other assets
Investment securities	872,114	759,614
Guarantee deposits	161,533	156,873
Long-term deposits	221,980	215,580
Deferred tax assets	11,123	23,675
Other	30,183	24,424
Total investments and other assets	1,296,934	1,180,168
Total noncurrent assets	6,579,805	6,341,252
Total assets	13,442,624	12,872,293

(Thousands of yen)

	As of March 31, 2019	As of June 30, 2019
Liabilities
Current liabilities
Accounts payable-trade	137,568	60,990
Short-term loans payable	1,100,000	1,700,000
Current portion of long-term loans payable	933,520	902,084
Current portion of bonds with subscription rights to shares	1,250,000	1,250,000
Accounts payable-other	331,838	417,709
Income taxes payable	80,292	43,999
Provision for bonuses	35,156	83,600
Provision for loss on business liquidation	63,022	47,651
Other	815,999	810,882
Total current liabilities	4,747,399	5,316,917
Noncurrent liabilities
Long-term loans payable	3,475,323	3,160,213
Deferred tax liabilities	167,825	120,738
Liabilities for retirement benefits	49,991	57,284
Asset retirement obligations	45,755	45,883
Other	334,329	303,874
Total noncurrent liabilities	4,073,224	3,687,994
Total liabilities	8,820,624	9,004,911
Net assets
Shareholders’ equity
Capital stock	2,559,206	2,568,651
Capital surplus	2,343,293	2,352,737
Retained earnings	(676,120)	(1,267,989)
Treasury stock	(90)	(90)
Total shareholders’ equity	4,226,288	3,653,309
Accumulated other comprehensive income (loss)
Valuation difference on available-for-sale securities	530,444	485,627
Foreign currency translation adjustment	(412,128)	(528,998)
Total accumulated other comprehensive income (loss)	118,316	(43,370)
Subscription rights to shares	227,797	203,401
Noncontrolling interests	49,597	54,041
Total net assets	4,622,000	3,867,381
Total liabilities and net assets	13,442,624	12,872,293

(2) Quarterly consolidated statements of income and consolidated statements of comprehensive income

Consolidated statements of income for the three-month period ended June 30, 2019

(Thousands of yen)

	For the three-month period ended June 30, 2018	For the three-month period ended June 30, 2019
Net sales	2,756,001	2,583,304
Cost of sales	1,517,565	1,670,382
Gross profit	1,238,435	912,921
Selling, general, and administrative expenses	1,079,575	1,357,401
Operating income (loss)	158,860	(444,479)
Nonoperating income
Interest income	303	747
Dividend income	14,400	18,000
Foreign exchange gains, net	78,505	—
Other	315	271
Total nonoperating income	93,524	19,019
Nonoperating expenses
Interest expenses	12,273	8,774
Foreign exchange losses, net	—	43,035
Syndicated loan fees	7,937	824
Other	9,823	1,148
Total nonoperating expenses	30,033	53,783
Ordinary income (loss)	222,350	(479,243)
Extraordinary income
Gain on reversal of subscription rights to shares	16,898	27,703
Total extraordinary income	16,898	27,703
Extraordinary losses
Loss on retirement of noncurrent assets	—	1,512
Total extraordinary losses	—	1,512
Income (loss) before income taxes	239,248	(453,053)
Income taxes	99,473	(13,232)
Net income (loss)	139,775	(439,820)
Net income attributable to noncontrolling interests	363	4,443
Net income (loss) attributable to owners of the parent	139,411	(444,263)

Consolidated statements of comprehensive income for the three-month period ended June 30, 2019

(Thousands of yen)

	For the three-month period ended June 30, 2018	For the three-month period ended June 30, 2019
Net income (loss)	139,775	(439,820)
Other comprehensive income (loss)
Valuation difference on available-for-sale securities	(63,690)	(44,817)
Foreign currency translation adjustment	96,623	(116,869)
Total other comprehensive income (loss)	32,933	(161,687)
Comprehensive income (loss)	172,708	(601,507)
Comprehensive income (loss):
Comprehensive income (loss) attributable to owners of the parent	172,344	(605,951)
Comprehensive income attributable to noncontrolling interests	363	4,443

(3) Notes to the quarterly consolidated financial statements

Going concern assumptions

Not applicable.

Significant changes in shareholders’ equity

There were no significant changes in shareholders’ equity compared with the end of the previous year.

Specific accounting treatments for the preparation of the quarterly consolidated financial statements

Income tax expenses are calculated based on a reasonable estimate of the effective tax rate based on the expected income before income taxes (net of the effects of deferred taxes) for the fiscal year to which the three-month period pertains, and multiplying income before income taxes for the three-month period by the estimated effective tax rate.

Changes in accounting polices

Application of Revenue from Contracts with Customers (Accounting Standards Codification (ASC) 606):

Overseas consolidated subsidiaries adopting generally accepted accounting principles (GAAP) in the United States of America have applied Revenue from Contracts with Customers (ASC 606) for the three-month period ended June 30, 2019. The impact of the change on the quarterly financial statements is expected to be immaterial.

Segment information

I.  Three-month period of the previous year (from April 1, 2018 to June 30, 2018)

1) Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

	Reportable segment
	LegalTech AI	AI Solution	Total	Adjustments *1	Amounts reported in the consolidated financial statements *2
Net sales (1) External sales	2,607,199	148,801	2,756,001	—	2,756,001
(2) Intersegment sales and transfers	—	—	—	—	—
Total	2,607,199	148,801	2,756,001	—	2,756,001
Segment profits (losses)	237,083	(78,223)	158,860	—	158,860

Notes:

(1) The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

(2) Total segment profits (losses) are equal to operating income reported in the quarterly consolidated statements of income.

2) Information relating to assets for each reportable segment

Not applicable.

3) Information relating to impairment loss on property, plant, and equipment or goodwill for each reportable segment

Not applicable.

4) Matters relating to changes in reportable segments

Not applicable.

II. Three-month period of the current year (from April 1, 2019 to June 30, 2019)

1) Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

	Reportable segment
	LegalTech AI	AI Solution	Total	Adjustments *1	Amounts reported in the consolidated financial statements *2
Net sales (1) External sales	2,303,187	280,116	2,583,304	—	2,583,304
(2) Intersegment sales and transfers	—	—	—	—	—
Total	2,303,187	280,116	2,583,304	—	2,583,304
Segment losses	(357,075)	(87,403)	(444,479)	—	(444,479)

Notes:

(1) The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.

(2) Total segment losses are equal to operating loss reported in the quarterly consolidated statements of income.

2) Information relating to assets for each reportable segment

Not applicable.

3) Information relating to impairment loss on property, plant, and equipment or goodwill for each reportable segment

Not applicable.

4) Matters relating to changes in reportable segments

Not applicable.

Significant subsequent events

Implementation of business restructuring

The Group has decided to cut its workforce in FRONTEO USA, Inc., a consolidated subsidiary of the Company, beginning August 1, 2019, to streamline its business operation.

Expenses relating to this restructuring event are expected to accrue in the second quarter ending September 30, 2019, or after. The Group is currently examining the details of those expenses and possible impacts.